March 31, 1997



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:     Cryomedical Sciences, Inc. - Form 12b-25

Dear Sir or Madam:

      On behalf of our client, Cryomedical Sciences, Inc.
(the "Company"), attached for filing please find a Form
12b-25 relating to the Company's Transition Report on Form 10-K for the period ended December 29, 1996.




      Sincerely yours,


      /s/ Leonard J. Breslow


      Leonard J. Breslow


LJB/ac
Enclosures

cc:   National Association of Securities Dealers, Inc.
      (w/Enc. - by UPS)

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549

                              FORM 12b-25
                                        Commission File Number 0-18170

                      NOTIFICATION OF LATE FILING

    (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [
] Form 10-Q [ ] Form N-SAR

For Period Ended:
[X] Transition Report on Form 10-K                   [ ] Transition
Report on Form 10-Q
[ ] Transition Report on Form 20-F                   [ ] Transition
Report on Form N-SAR
[ ] Transition Report on Form 11-K
For Transition Period Ended:        December 29, 1996


    Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
                                      Cryomedical Sciences, Inc.
Full name of registrant

Former name if applicable
                                        1300 Piccard Drive
Address of principal executive office (Street and number)
                                        Rockville, Maryland  20850
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without
         unreasonable effort or expense;
         (b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form -
[X]      N-SAR, or portion thereof, will be filed on or before the
fifteenth calendar day following the prescribed due date;             or
the subject quarterly report or transition report on Form 10-Q,
or portion thereof will be filed on or before                 the fifth
calendar day following the prescribed due date; and
         (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-
K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

                 The Registrant is unable to timely file its Form
         10-K primarily due to the delays associated with changing the Registrant's fiscal year. The Registrant fully intends to file the transition report on Form 10-K on or before April 13, 1997.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Richard Fisher
(301)         417-7070
                 (Name)                                       (Area
code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                                      Cryomedical
Sciences, Inc.
             (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  3/28/97           By/s/ Richard Reinhart
                                   Dr. Richard Reinhart, Ph.D.,
President and Chief Executive Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).